UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated April 16, 2009
         CDC Software’s Pivotal CRM Solution Receives Prestigious Industry
         Recognition for 13th Consecutive Year

1.02     Press release dated April 20, 2009
         CDC Corporation Generates Adjusted EBITDA Increase of 41 Percent in
         2008 and Cash Flow from Operations of (U.S.)$27.1 million

1.03     Press release dated April 20, 2009
         CDC Corporation Plans to Explore Strategic Growth Alternatives for
         Three Core Businesses That Increased Aggregate Adjusted EBITDA by 34
         Percent in 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 21, 2009	By:	/s/ John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated April 16, 2009 -- CDC Software’s Pivotal CRM Solution Receives Prestigious Industry Recognition for 13th Consecutive Year
1.02	Press release dated April 20, 2009 --CDC Corporation Generates Adjusted EBITDA Increase of 41 Percent in 2008 and Cash Flow from Operations of (U.S.)$27.1 million
1.03	Press release dated April 20, 2009 -- CDC Corporation Plans to Explore Strategic Growth Alternatives for Three Core Businesses That Increased Aggregate Adjusted EBITDA by 34 Percent in 2008